April 19, 2012

Laura Crotty

Jeffrey P. Riedler

Assistant Director

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Stuart King Capital Corp.

Registration Statement on Form S-1/A6

File Number 333-176953

Lady and Gentlemen,

The above amendment is being made pursuant to FINRA COBRADESK comments:

Compliance - Termination Arrangements

1.

Modify the sales agent agreement to clarify that in the event this offering is terminated, the underwriter and related persons will only be entitled to out-of-pocket expenses in compliance with FINRA Rule 5110(f)(2)(D) and submit a copy of the modified document as an attachment to "Non-SEC Filed Documents" in Word or as a .pdf file.

Sales Agent Agreement modified and attached.

Compensation

1.

Modify the "Plan of Distribution" section of the Registration Statement to disclose the maximum amount of compensation to be received by the underwriter and related persons.

Revised to reflect that the 8% commission is the maximum amount of compensation to be received by the underwriter and related persons

Very truly yours,

/s/ Eric Anderson

Eric Anderson, President

Stuart King Capital Corp.